Filed Pursuant to Rule 433

Registration Statement No. 333-184757

Issuer Free Writing Prospectus dated November 20, 2012

Relating to Preliminary Prospectus Supplement dated November 5, 2012

BAIDU, INC.

Pricing Term Sheets

2.250% Notes due 2017 (the “2017 Notes”)

Issuer:	Baidu, Inc.
Principal Amount:	US$750,000,000
Maturity Date:	November 28, 2017
Coupon (Interest Rate):	2.250%
Public Offering Price:	99.929% of face amount
Ranking:	Senior unsecured
Format:	SEC registered
Listing:	Approval-in-principle has been received for the listing and quotation of the 2017 Notes on the SGX-ST.
Minimum Denomination:	US$200,000 and integral multiples of US$1,000 in excess thereof
Yield to Maturity:	2.265%
Spread to Benchmark Treasury:	1.600%
Benchmark Treasury:	0.750% due 10/31/2017
Benchmark Treasury Price and Yield:	100-13 1/4 and 0.665%
Interest Payment Dates:	May 28 and November 28, commencing May 28, 2013
Interest Payment Record Dates:	May 13 and November 13
Optional Redemption:	Make Whole Call at any time at a redemption price equal to the greater of 100% and a discount rate of the Treasury Yield plus 20 basis points.
Trade Date:	November 20, 2012
Settlement Date:	November 28, 2012
CUSIP / ISIN:	056752 AA6 / US056752AA67
Ratings*:	Moody’s: A3 (stable); Fitch: A (stable)
Joint Bookrunners:	J.P. Morgan Securities LLC Goldman Sachs (Asia) L.L.C.
Co-Managers:	Australia and New Zealand Banking Group Limited Bank of China Limited Bank of China (Hong Kong) Limited BOCI Asia Limited Deutsche Bank AG, Singapore Branch Morgan Stanley & Co. International plc

3.500% Notes due 2022 (the “2022 Notes”)

Issuer:	Baidu, Inc.
Principal Amount:	US$750,000,000
Maturity Date:	November 28, 2022
Coupon (Interest Rate):	3.500%
Public Offering Price:	99.849% of face amount
Ranking:	Senior unsecured
Format:	SEC registered

Listing:	Approval-in-principle has been received for the listing and quotation of the 2022 Notes on the SGX-ST.
Minimum Denomination:	US$200,000 and integral multiples of US$1,000 in excess thereof
Yield to Maturity:	3.518%
Spread to Benchmark Treasury:	1.850%
Benchmark Treasury:	1.625% due 11/15/2022
Benchmark Treasury Price and Yield:	99-19+ and 1.668%
Interest Payment Dates:	May 28 and November 28, commencing May 28, 2013
Interest Payment Record Dates:	May 13 and November 13
Optional Redemption:	Make Whole Call at any time at a redemption price equal to the greater of 100% and a discount rate of the Treasury Yield plus 30 basis points.
Trade Date:	November 20, 2012
Settlement Date:	November 28, 2012
CUSIP / ISIN:	056752 AB4 / US056752AB41
Ratings*:	Moody’s: A3 (stable); Fitch: A (stable)
Joint Bookrunners:	J.P. Morgan Securities LLC Goldman Sachs (Asia) L.L.C.
Co-Managers:	Australia and New Zealand Banking Group Limited Bank of China Limited Bank of China (Hong Kong) Limited BOCI Asia Limited Deutsche Bank AG, Singapore Branch Morgan Stanley & Co. International plc

*	A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each rating should be evaluated independently of any other rating.

The underwriters have agreed to pay certain of our expenses incurred in connection with the offering of the Notes.

USE OF PROCEEDS

We estimate that the net proceeds (after underwriting discounts and commissions and estimated net offering expenses) from the sale of the Notes will be approximately US$1,491.6 million. We plan to use approximately US$1,141.6 million of the net proceeds from the sale of the Notes for general corporate purposes and approximately US$350.0 million to retire amounts outstanding under the credit facility dated July 14, 2011, of which US$200.0 million is owed and will be repaid to Australia and New Zealand Banking Group Limited, one of the underwriters of this offering. The effective interest rate of the debt to be retired (including bank charges) is 1.87% and such debt is scheduled to mature in July 2013.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Goldman, Sachs & Co., an affiliate of Goldman Sachs (Asia) L.L.C., toll free at 1-866-471-2525.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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